
07005239


SEC MAIL
RECEIVED
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MAR 3 0 2007
WASH, D.C.
203
SECTION

SECU... ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 26th Floor
(No and Street)

Boston, (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graziano (617) 314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLP
(Name – *If individual, state last, first, middle name*)

301 East Las Olas Blvd., 5th Floor, Fort Lauderdale, Florida 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public


EDEN J. NOEL
Notary Public - State of Florida
My Commission Expires Jan 27, 2008
Commission # DD 285491

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

TABLE OF CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research, LLP)

We have audited the accompanying statements of financial condition of Arete Research, LLC (a wholly-owned subsidiary of Arete Research, LLP) (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a wholly-owned subsidiary of Arete Research, LLP) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
March 21, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2006	2005
Cash	$ 1,615,072	$ 77,875
Accounts receivable	602,425	25,000
Accrued research fees	104,880	-
Deferred income tax	125,200	-
Prepaid expenses	12,280	20,533
Deposit	5,000	5,000
	$ 2,464,857	$ 128,408

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 625,278	$ 55,663
Due to parent	682,007	1,810
Income tax payable	169,000	-
TOTAL LIABILITIES	1,476,285	57,473
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	988,572	70,935
	$ 2,464,857	$ 128,408

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
REVENUE		
Research fees	$ 3,138,078	$ 165,044
Other income	2,625	-
TOTAL REVENUES	3,140,703	165,044
RESEARCH EXPENSES – RELATED PARTY	2,094,682	80,215
GROSS INCOME	1,046,021	84,829
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank service charges	3,221	4,356
Payroll expenses and benefits	734,626	-
Fines and penalties	-	15,000
Quotation fees	15,602	2,393
Back office services – related party	17,052	-
Professional fees	95,449	65,988
Regulatory	14,862	5,128
Rent	28,739	2,563
Travel and entertainment	29,520	10,604
Communication	3,832	2,673
TOTAL EXPENSES	942,903	108,705
NET INCOME (LOSS) BEFORE INCOME TAX EXPENSE	103,118	(23,876)
INCOME TAX EXPENSE	43,800	-
NET INCOME (LOSS)	$ 59,318	$ (23,876)

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

MEMBER'S EQUITY – JANUARY 1, 2005	$ 15,747
CONTRIBUTIONS FROM MEMBER	79,064
NET LOSS	(23,876)
MEMBER'S EQUITY – DECEMBER 31, 2005	70,935
CONTRIBUTIONS FROM MEMBER	858,319
NET INCOME	59,318
MEMBER'S EQUITY – DECEMBER 31, 2006	$ 988,572

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 59,318	$ (23,876)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income tax	(125,200)	-
Changes in operating assets and liabilities:		
Accounts receivable	(577,425)	(25,000)
Accrued income	(104,880)	-
Due from parent	-	12,193
Prepaid expenses	8,253	(20,443)
Accounts payable and accrued expenses	569,615	34,418
Due to parent	1,405,197	1,810
Income tax payable	169,000	-
TOTAL ADJUSTMENTS	1,344,560	2,978
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,403,878	(20,898)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Rent deposit	-	(5,000)
NET CASH USED IN INVESTING ACTIVITIES	-	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from parent	133,319	79,064
NET CASH PROVIDED BY FINANCING ACTIVITIES	133,319	79,064
NET INCREASE IN CASH	1,537,197	53,166
CASH - BEGINNING OF YEAR	77,875	24,709
CASH - END OF YEAR	$ 1,615,072	$ 77,875

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

During 2006, the Parent contributed $725,000 of capital as a result of transferring this amount from the due from Parent intercompany payable to member's equity.

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in London, England. The Company was formed on June 20, 2003. The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in April 2004. In 2005, the Company opened a sales and marketing office in Boston, Massachusetts. The Company was organized to operate as a registered broker/dealer in securities in the United States and provides research services on technology companies to fund managers in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (see NOTE 4).

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. As of December 31, 2006 and 2005, the only account translated to United States currency was a cash account reported in pounds and converted to the United States dollar.

Income Taxes

For United States tax reporting purposes, the Company was considered a disregarded tax entity through August 18, 2004, and, as a single member LLC, it had no United States domestic tax filing requirements. Effective August 18, 2004, the Company elected to file as a corporation with domestic tax filing requirements. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No 109, "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting for income taxes.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH, LLP)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities (see NOTE 5).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Research fees for the years ended December 31, 2006 and 2005 was $3,138,078 and $165,044, respectively. The Company's three largest customers accounted for approximately 41% and 85% of total revenue for the years ended December 31, and 2005, respectively. The balance receivable from one of the largest Company's customer at December 31, 2006 and 2005 amounted to approximately $185,000 and $25,000, respectively.

Recently Issued Accounting Pronouncements

Accounting Changes and Error Corrections

Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), a replacement of Accounting Principles Board ("APB") Opinion No. 20 and FASB No. 3, applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. SFAS No. 154 also requires that a change in depreciation or amortization method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a significant effect on the Company's financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (continued)

Fair Value Measures

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles ("GAAP"), and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management believes that the adoption of SFAS No. 157 will not have an effect on the Company's financial statements.

Reclassifications

Certain items in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company's "Net Capital" was $138,787 and the "Required Net Capital" was $98,418. At December 31, , the Company's ratio of aggregate indebtedness to net capital was 10.6 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company annual pretax profit margin before net interest income equals ten percent of the Company's gross income. For the year ended December 31, 2006, research and back office expenses, as computed under this agreement, were $2,111,734 and are included in the accompanying Statements of Operations under the caption research expenses and back office services. The balance due to the Parent as of December 31, 2006 and 2005 was $682,007 and $1,810, respectively. During 2006, the Parent contributed member's capital of $858,319 which includes $725,000 transferred from the due from parent intercompany payable to member's capital.

NOTE 5. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

For the year ended December 31, 2006 the provision for income taxes is as follows:

Current:	
Federal	$ 144,000
State	25,000
	169,000
Deferred:	
Federal	(107,000)
State	(18,200)
	(125,200)
Income tax	$ 43,800

The deferred income tax asset at December 31, 2006 is mainly related to accrued bonuses. The Company effective tax rate for the year ended December 31, 2006 was 42.45%. For the year ending December 31, 2005, the Company net loss was $23,876. However, due to insignificant tax benefit no amount was recorded in the financial statements as of December 31, 2005.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company is party to a service agreement for an office workstation for its Boston, Massachusetts location effective September 1, 2005. Rent for the workstation is $1,250 per month and the agreement expires August 31, 2007. The total rent expense under this agreement was approximately $15,000 and $2,600 for the year ended December 31, and 2005, respectively.

Service Agreement

During August 2005, The Company entered into a service agreement for a subscription with Bloomberg at $1,850 per month through August 31, 2007.

NOTE 6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Regulatory Matters

In November 2004, the Company underwent an NASD examination whereby certain violations were noted. According to the Letter of Acceptance, Waiver and Consent from the NASD dated December 2, 2005, the Company settled for the maximum sanction of $15,000. Penalty was accrued as of December 31, 2005 and presented in the line item "Accounts payable and accrued expenses" in the accompanying statement of financial condition for the year ending December 31, 2005 and 2006. This settlement was subsequently denied by the NASD; however, the Company's management believes the maximum financial exposure to settle the sanction from the NASD to be $15,000.

Employment Agreement

In August 2005, the Company entered into an employment agreement with an executive for its North American sales position. The terms of said agreement prescribe a regular salary and profit sharing provisions beginning in 2006. In addition, a signing bonus in the amount of $175,000 was payable in January 2006, which was agreed to and paid by the Parent during January 2006. The agreement is effective through March 31, 2007.

NOTE 7. SUBSEQUENT EVENT

In March 2007, the Company notified the NASD that it will change its accounting year end to a fiscal March 31st. This was done in order to coincide with the fiscal year accounting and tax reporting of the Parent. As a result, the Company will report a three month short year ending March 31, 2007.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH, LLP)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

CREDITS	
Member's equity	$ 988,572
TOTAL CREDITS	988,572
DEBITS	
Accounts receivable	602,425
Other receivable	104,880
Deferred income tax	125,200
Prepaid expenses	12,280
Rent deposit	5,000
TOTAL DEBITS	849,785
NET CAPITAL	138,787
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $1,476,285 OR $5,000, WHICHEVER IS GREATER	98,418
EXCESS NET CAPITAL	$ 40,369
Excess Net Capital @ 1,000%	$ (8,842)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.6 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 625;278
Due to parent	682,007
Income tax payable	169,000
	$ 1,476,285

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH, LLP)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM
NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5,
PART IIA FILING AS OF DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION, ON PAGE 12	$	138,787
Audit adjustments		950,118
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	1,088,905

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Arete Research, LLC is exempt from Rule 15c3-3 under (k)(2)(i) because a special account is to be maintained for the exclusive benefit of customers. During the year, the Company did not provide services to warrant the maintenance of such account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research, LLP)

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (a wholly-owned subsidiary of Arete Research, LLP) (the "Company") for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

During the years ended December 31, 2006 and 2005 we noted matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Arete Research, LLC for the years ended December 31, 2006 and 2005, and this report does not affect our report thereon dated March 21, 2007.

> During the year ended December 31, 2006, the Company did not have a formal process of closing its accounting records on a timely basis each month, and did not properly record certain accruals on its monthly financial statements. As a result, the Company failed to adequately record various accrued expenses, including research expenses charged by the Parent. These accruals were subsequently recorded as audit adjustments. Management has taken corrective action by implementing a process of timely monthly closing, accrual reporting and monthly review of its financial statements beginning in March 2007.
>
> During the year ended December 31, 2005 the Company failed to renew its fidelity bond and such policy lapsed in March 2005. This bond was subsequently renewed. The Company was in compliance with the fidelity bond during the year ending December 31, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives, except as noted in the preceding paragraph relating to the computation of net capital in the Company's December 31, 2006 quarterly FOCUS report.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
March 21, 2007

END